Filed by Suburban Propane Partners, L.P.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Inergy, L.P.

Commission File No. 001-34664

On April 26, 2012, Suburban Propane Partners, L.P. made available on its website an investor presentation. A screen shot of the first slide of the presentation on the Company’s website is below. The complete presentation is included below the screen shot.

Presentation to Investors & Analysts Acquisition of Inergy Propane April 26, 2012
Forward-Looking Statements 3 The following information contains "forward-looking statements," relating to our future business expectations and predictions and financial conditions and results of the operations. Some of these statements can be identified by the use of forward-looking terminology such as "prospects," "estimates," "intends," "may," "will," "should," "contemplates," "expects" or "plans" or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategies or risks and uncertainties. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such forward^looking statements. They include statements regarding the timing and expected benefits of our acquisition of Inergy Propane, and also include statements relating to or regarding: the cost savings, transaction costs or integration costs that we anticipate to arise from the acquisition; various actions to be taken or requirements to be met in connection with completing the acquisition or integrating the operations of Inergy Propane into our operations; revenue, income and operations of the combined company after the Inergy Propane Acquisition is consummated; future issuances of debt and equity securities and our ability to achieve financing in connection with the acquisition or otherwise; and other objectives, expectations and intentions and other statements that are not historical facts. The forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. A full discussion of our operations and financial condition, including factors that may affect our business and future prospects is contained in documents we have filed with the SEC and will be contained in subsequent filings with the SEC. You should also refer to the factors included under the captions "Risk Factors" and "Disclosure Regarding Forward-Looking Statements" in our Annual Report on Form 10-K for the fiscal year ended September 24, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended December 24, 2011. While we believe that our assumptions are reasonable, it is very difficult to predict the impact of known factors on, and it is impossible to anticipate all factors that could affect, our actual results. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
Introduction Michael J. Dunn, Jr. President & Chief Executive Officer Michael A. Stivala Chief Financial Officer A. Davin D'Ambrosio Vice President & Treasurer 3
Transaction Overview Overview of Suburban Overview of Opportunity Conclusion Questions & Answers Agenda 1
Transaction Overview 2
Overview of Transaction Suburban Propane Partners, L.P. ("SPH") will acquire Inergy Propane, LLC and certain assets of Inergy Sales & Service Inc. ("Inergy Sales") (collectively, "Inergy Propane"), which together constitute the retail propane business of Inergy, L.P. ("NRGY") $1.8 billion, comprised of: $600 million of SPH common units, the majority of which will be distributed by NRGY to its unitholders An exchange of NRGY's existing $600 million of 6.875% Senior Notes due 2021 and $600 million of 7.000% Senior Notes due 2018 (the "NRGY Notes") for a combination of new notes issued by SPH (the "New SPH Notes") and cash Up to $1.0 billion New SPH Notes issued at par in two tranches to match the maturity of the NRGY Notes Partial cash payment of up to $200 million to NRGY noteholders(1) Revolving credit agreement upsized from $250 million to $400 million(2) SPH intends to issue new common units in a secondary public offering to fund the cash portion and expenses of the exchange offers and transaction related costs, subject to market conditions Committed $250 million 364-Day Term Loan Facility in place to fund cash portion and expenses in the event the public offering is not completed prior to closing The combination is expected to generate approximately $50 million in annual synergies once fully integrated Enhanced growth prospects from combined operations Significant synergy opportunities will enhance cash flow profile Transaction accretive to distributable cash flow Subject to closing of the transaction, annualized distribution rate to be increased to $3.50 per Common Unit to be paid in respect of the first quarter of fiscal 2013 ending December 29, 2012 (assuming closing by applicable record date) Expected to close in the fourth quarter of fiscal 2012 Transaction closing conditioned on the closing of the exchange offers Hart-Scott Rodino approval 3 Acquisition Closing Conditions Liquidity Pro Forma Benefits Consideration Cash payment could be to NRGY, depending on exchange offer participation Revolving credit agreement upsized to reflect increased size of Company and is subject to closing the transaction
Inergy Propane, LLC Interests Contemplated Transaction Structure 4 100% SPH Unit Distribution $600MM SPH Units Inergy Sales Retail Propane Assets Exchange NRGY Notes for newly issued SPH Notes and Cash Inergy, L.P. Inergy Midstream, L.P. Remaining Midstream Assets and Wholesale Propane Retail Propane Common Unitholders Bank Debt Public Debt ($1.2BN Senior Notes) Acquired Retail Propane Business Inergy Propane, LLC Retail Propane Assets Operating Partnership Suburban Propane, L.P. Suburban Propane Partners, L.P. Suburban Energy Services Group, LLC Common Unitholders SPH NRGY $250MM Senior Notes due 2020 $1,000MM New Notes New $400MM Revolving Credit Facility ($100MM outstanding) $1,000MM SPH Notes $200MM Cash
Strategic Rationale Unique operating philosophy and platform well equipped to optimize integration and synergy opportunities Proven track record of managing cost structure and driving operating efficiencies Advanced systems platform that is stable and scalable Experienced and proven management team Increased size, scale and financial resources reduces overall business risk profile Ability to expand our customer satisfaction initiatives into a larger customer base and new geographies Attractive valuation Provides attractive returns and accretion in a more "normalized" weather scenario Synergy opportunities further enhance returns History of conservative approach toward managing financial metrics 5
Overview of Suburban 6
Focused Business Strategy Driving operational efficiencies Streamlining/right-sizing our cost structure Enhancing the customer mix Maximizing customer growth and retention Internal Growth External Growth To deliver increasing value to investors through initiatives, both internal and external, that are geared toward achieving sustainable, profitable growth Selective and disciplined approach toward acquisitions Focus on mid-size regional propane distributors and consolidation of majors Other MLP-qualifying assets to diversify platform 10
In 2005, Suburban set out to overhaul the way propane companies have traditionally done business Optimized the Operating Footprint Built economies of scale Rationalized assets and activities Streamlined regional & operational management structure Upgraded field management Leveraged IT Infrastructure Optimized production activity with proper forecasting and routing Consolidated certain back office functions Key performance metrics to measure operating efficiencies One retail system platform; advanced, stable and scalable Redefined Business Model and Target Customer Exited lower margin businesses Reorganized the service business Redefined roles of the customer service representative Unique Operating Philosophy and Platform 11
In 2011, Suburban embarked on the next evolution of organizational change through "Project Focus" Further Refined the Operating Model Better Aligned for Customer Growth Leverage strengths to increase market share Realigned and refocused the regional sales force Clear delineation of responsibilities of regional management team, all with common goal of net customer base growth New structure intended to allow local management to better FOCUS on the market and the customer base Consolidated regional footprint from 10 regions to 5 regions Created larger geographies to drive further efficiencies Expanded regional management teams Regionalized certain asset management functions Centralized the cash application function Centralized additional back office functions Recent Organizational Realignment 15
Overview of Opportunity 14
Combined Propane Customers (1) Managed Locations (1) Retail Propane Gallons Sold (1) States with Locations (1) Vehicles (1) Employees (1) 608,000 123 298,902 30 1,622 2,385 604,000 338 325,623 33 2,436 2,293 1,212,000 461 624,525 41 4,058 4,678 Expanded Operating Footprint 15 Inergy Propane Location Suburban Propane Location SP Delivery Area CA OR WA MT ID NV UT AZ NM CO WY SD ND MN WI IA NE KS OK TX LA MS AL GA FL SC NC AR MO IL IN OH MI KY TN WV VA PA NY NJ ME VT NH MA RI CT DE MD AK DC (1) Amounts reflected as of the end of fiscal year 2011 for both companies.
Estimated Impact of Inergy Propane Acquisition Propane Industry Market Share (1) Pro Forma Propane Gallons by Region (1) Pro Forma Propane Gallons by Customer Type (1) Pro Forma Gross Margin by Segment (1) 17 As of fiscal year ended September 2011. $ in thousands
Significant Cost Savings Opportunities Estimated Significant geographic overlap within existing Suburban footprint Deploy Suburban systems platform for enhanced routing, forecasting and customer relationship management Opportunity for more centralized approach for certain back office functions Leverage Suburban's operating philosophy in broader geography and new territories Continuous improvement and refinement of operating model Maintain our focus on growth while at the same time integrating the businesses Integration plan expected to be phased in over three (3) years 16 Estimated Impact ($ in millions) Incremental EBITDA (1) $185 Estimated Synergies (2) 50 Incremental EBITDA (post-synergies) $235 Incremental Capital Expenditures (3) ($25) (1) As part of our decision^making with respect to the amount of the consideration to be paid in respect of the Inergy Propane Acquisition, we used an estimated run^rate EBITDA (as adjusted by us to take into account only the retail propane business we are purchasing) with a primary focus on the periods prior to the unseasonably warm fiscal 2012 heating season. In determining run^rate EBITDA as a basis for acquisition valuation, we focused on the long^term value of Inergy Propane to our existing core business and the benefits we hope to derive over time. On April 26, 2012, Inergy, L.P. filed a Form 8-K which contains a preliminary estimated EBITDA with respect to the Inergy Propane operations for the three month period ended March 31, 2012 and for the fiscal year ended September 30, 2011 to which you are referred. (2) Estimated operational synergies from integration of the combined operations. Current plan of integration phased-in over a three (3) year period (3) Reflects estimated run-rate capital expenditure requirements for both maintenance and growth used as the basis for Suburban's valuation of the business
Conclusion 21
Conclusion 5 Unique operating philosophy and platform well equipped to optimize integration and synergy opportunities Proven track record of managing cost structure and driving operating efficiencies Advanced systems platform that is stable and scalable Experienced and proven management team Increased size, scale and financial resources reduces overall business risk profile Ability to expand our customer satisfaction initiatives into a larger customer base and new geographies Attractive valuation Provides attractive returns and accretion in a more "normalized" weather scenario Synergy opportunities further enhance returns History of conservative approach toward managing financial metrics
Q&A 21
21 Unitholders and investors are urged to read the Company's registration statement on Form S-1, along with any amendments or supplements thereto, when they become available, because they will contain important information about Suburban and the transaction with Inergy. You may obtain a free copy of the Form S-1, when it becomes available, as well as other filings containing information about Suburban, at the SEC's web site at www.sec.gov. A free copy of the Form S-1, when it becomes available, and the filings with the SEC that are incorporated by reference in the Form S-1, may also be obtained from Suburban by directing the request to: Michael Stivala, Chief Financial Officer, Suburban Propane Partners, L.P, One Suburban Plaza, 240 Route 10 West, PO Box 206, Whippany, NJ 07981-0206, telephone 973-503-9252. Suburban has filed a registration statement (including a prospectus) with the SEC for the offering of new Suburban common units to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Suburban will arrange to send you the prospectus if you request it from Investor Relations, Suburban Propane Partners, L.P, One Suburban Plaza, 240 Route 10 West, PO Box 206, Whippany, NJ 07981- 0206, telephone 973-503-9252

     Unitholders and investors are urged to read the Company's registration statement on Form S-1, along with any amendments or supplements thereto, when they become available, because they will contain important information about Suburban and the transaction with Inergy. You may obtain a free copy of the Form S-1, when it becomes available, as well as other filings containing information about Suburban, at the SEC's web site at www.sec.gov. A free copy of the Form S-1, when it becomes available, and the filings with the SEC that are incorporated by reference in the Form S-1, may also be obtained from Suburban by directing the request to: Michael Stivala, Chief Financial Officer, Suburban Propane Partners, L.P, One Suburban Plaza, 240 Route 10 West, PO Box 206, Whippany, NJ 07981-0206, telephone 973-503-9252.

      Suburban has filed a registration statement (including a prospectus) with the SEC for the offering of new Suburban common units to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Suburban will arrange to send you the prospectus if you request it from Michael Stivala, Chief Financial Officer, Suburban Propane Partners, L.P, One Suburban Plaza, 240 Route 10 West, PO Box 206, Whippany, NJ 07981-0206, telephone 973-503-9252.